UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Kabushiki Kaisha Toho System Science
(Name of Subject Company)
TOHO SYSTEM SCIENCE CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
TOHO SYSTEM SCIENCE CO., LTD. R&D COMPUTER CO., LTD.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
TOHO SYSTEM SCIENCE CO., LTD. Attn: Yuuki Imamura 5th Floor, Nippon Life Koishikawa Building 1-12-14 Koishikawa, Bunkyo-ku, Tokyo 112-0002, Japan +81-80-7822-2554
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of Extraordinary General Meeting of Shareholders of Toho System Science Co., Ltd. and reference documents thereto (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

TOHO SYSTEM SCIENCE CO., LTD. and R&D COMPUTER CO., LTD. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 14, 2025.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOHO SYSTEM SCIENCE CO., LTD.

By:	/s/ Tomoyasu Kosaka
Name: Tomoyasu Kosaka Title: President

Date: December 29, 2025

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

R&D COMPUTER CO., LTD.

By:	/s/ Fumitoshi Okuno
Name: Fumitoshi Okuno Title: Director and General Manager

Date: December 29, 2025